Exhibit 99.1

Press Release

Chi-Med Initiates a Phase II Study of Savolitinib in Pulmonary Sarcomatoid Carcinoma

London: Monday, February 20, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that a Phase II study of savolitinib has been initiated in locally advanced or metastatic pulmonary sarcomatoid carcinoma (“PSC”) in China.  Savolitinib is a highly selective and potent oral c-Met inhibitor with global first-in-class potential.  The first drug dose was administered on February 10, 2017.

This Phase II study is a multi-center, single-arm, open-label study to evaluate the efficacy and safety of savolitinib as a monotherapy in treating locally advanced or metastatic PSC patients harboring mesenchymal epithelial transition (“Met”) gene alterations.  The primary endpoint is objective response rate (ORR), with secondary endpoints including progression free survival (PFS), disease control rate (DCR), duration of response (DoR), overall survival (OS) and safety.  Additional details about this study can be found at clinicaltrials.gov, using identifier NCT02897479.

About PSC and Met gene alterations

PSC is a rare subset of poorly differentiated non-small cell lung cancer (“NSCLC”).  Containing a component with sarcoma-like (spindle and/or giant cell) features, PSC accounts for approximately 0.4% of all cases of lung cancer in the US, according to the Surveillance, Epidemiology and End Results database.  These tumors are highly aggressive with outcomes significantly worse than other forms of NSCLC, and are more resistant to conventional chemotherapies1,2.  There is no approved targeted therapy for this fatal disease.

The sarcomatoid component of some PSC tumors is believed to derive from carcinoma cells through the activation of Met.  Met gene exon 14 skipping has been reported as one of the major genetic alterations in PSC, acting as a negative control in Met signaling.  This genetic alteration has been found in approximately 20-30% of PSC patients3.  As such, a highly selective c-Met inhibitor may provide clinically meaningful benefit to patients with PSC.

1 S. Yendamuri et al; Outcomes of sarcomatoid carcinoma of the lung: A Surveillance, Epidemiology, and End Results database analysis. Surgery 2012 152(3) 397-402.

2 T Vieira et al; Efficacy of First-Line Chemotherapy in Patients with Advanced Lung Sarcomatoid Carcinoma. J  Thorac Oncol 2013 8(12) 1574-7.

3 J. Tong et al; MET Amplification and Exon 14 Splice Site Mutation Define Unique Molecular Subgroups of Non–Small Cell Lung Carcinoma with Poor Prognosis.  Clin Cancer Res 2016 22(12) 3048-56.

About Savolitinib

Savolitinib is a potential global first-in-class inhibitor of c-Met (also known as mesenchymal epithelial transition factor) receptor tyrosine kinase, an enzyme which has been shown to function abnormally in many types of solid tumors.  It was developed as a potent and highly selective oral inhibitor specifically designed to address issues observed in the clinic with first-generation c-Met inhibitors, including renal toxicity.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the US  Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib in PSC, plans to initiate clinical studies for savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate savolitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of savolitinib for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the US  Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500